EXHIBIT 99.5

CRYPTOLOGIC LIMITED

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

May 14, 2008

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the issuer’s Supplemental Mailing List. In order to receive interim financial statements, please complete the following and forward to the offices of:

EQUITY TRANSFER & TRUST COMPANY

Suite 400, 200 University Avenue

Toronto, Ontario, Canada, M5H 4H1

I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

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NAME (PLEASE PRINT)

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ADDRESS

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CITY	PROVINCE/STATE	POSTAL/ZIP CODE

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COUNTRY	E-MAIL

SIGNED: __________________________
(Signature of Shareholder)